March 10, 2025

Robert Ritchie
Chief Executive Officer
American Integrity Insurance Group, Inc.
5426 Bay Center Drive, Suite 600
Tampa, FL 33609

       Re: American Integrity Insurance Group, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 10, 2025
           CIK No. 0002007587
Dear Robert Ritchie:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Commonly Used Defined Terms, page ii

1. Please revise your definition of Citizens to clarify, if true, that Citizens is a not-for-
       profit government entity.
Prospectus Summary
Our Competitive Strengths
Sophisticated risk transfer program with high-quality third-party reinsurers, page 7

2.     We note your disclosure regarding your relationships with your
reinsurers,    all of
       whom have a financial strength rating of 'A-' or better by A.M. Best   .
Please include a
       risk factor addressing any risks to your business associated with your reinsurers receiving a downgrade from A.M. Best or advise.
 March 10, 2025
Page 2

Continue to purchase conservative third-party catastrophe reinsurance coverage, page 9

3. We note your disclosure in several places throughout your Prospectus that you "have historically sought to buy to the 130-year return period." Please revise your disclosure, where appropriate, to explain what this means for reader clarity.
Selectively assume policies from Citizens, page 10

4. We note your disclosure that you participated in four take-out opportunities in 2024 and assumed 68,884 policies. We also note that you are considering assuming policies from Citizens. Please revise your disclosure to include more details about the policies you assumed in 2024 and please disclose the potential costs associated with assuming
       Citizen's policies. Based on your revised disclosure please consider revising your risk factors, if appropriate.
Corporate Structure, page 12

5. Please revise your organizational charts on pages 13 and 19 to clarify the existing owners.
Actual claims incurred have exceeded, and in the future may exceed, reserves established for claims, page 29

6. We note your disclosure regarding "the adverse conditions in Florida and inflationary pressure causing increases in the costs of building materials and labor." Please revise here to specify the adverse conditions, including examples of how inflation or other conditions have impacted your insured losses above your estimates when the policies were written.
Our results may fluctuate based on cyclical changes in the insurance industry, page 31

7. Please clarify in this risk factor, and its subheading, where the insurance industry currently is in terms of its cyclical nature so that investors may assess the risk.
       Specifically, discuss whether the insurance industry is in a hard or soft market, clearly explain what those terms mean, and discuss any effects the current market has on your business.
Risks Related to Our Organizational Structure, page 45

8. Revise this section to discuss the potential anti-takeover effect of the Tax Receivable
       Agreement, including the potential impact on a merger that may be beneficial to the
       Class A shareholders.
We have assets held at financial institutions that may exceed the insurance coverage offered by the Federal Deposit Insurance Corporation, page 45

9. Revise this risk factor to disclose the aggregate amount of deposits at banks that exceed the FDIC deposit insurance threshold, if material.
 March 10, 2025
Page 3
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 78

10. We note that you write insurance coverage for condominiums. We also note that, following the 2021 Surfside Condominium collapse, the Florida legislature required inspections and remediation of buildings that showed signs of structural integrity issues or damage to the building's concrete. Discuss the extent to which you may be required to cover losses in the event of a structural failure, if material, and discuss the extent to which management has evaluated the potential impact on your market.
       Consider revising your risk factor disclosure based on your response. Key Business Metrics and Non-GAAP Financial Measures, page 85

11. We note you refer to your adjusted net income (loss) non-GAAP financial measure also as adjusted operating income (loss). Please revise to use a consistent title throughout your filing.
Critical Accounting Policies and Estimates
Impairment, page 97

12. Please revise to ensure your investment impairment accounting policies in this section are consistent with your summary of significant accounting policies on page F-11 which appear to be updated for your adoption of ASU 2016-13.
Business, page 105

13. We note your disclosure that you rely on a number of third-party brokers, service providers and catastrophe claim adjuster services. If you depend on key particular third-parties or other service providers that would significantly impact your business if they were to terminate the business relation key products or product lines, please revise your Business, Risk Factors and MD&A sections accordingly.
14. We note your reference to legislative reforms in Florida that were enacted in 2022.
       Revise your disclosure to discuss the nature of these changes and how they impacted your willingness to purchase policies originally underwritten by Citizens. Please also consider revising your disclosure to clarify whether Management believes that the changes may lead to increased competition from other insurers who might be incented to reenter or expand their Florida insurance offerings.
Competition, page 128

15. We note your disclosure that you face competition from insurers including Tower Hill
       Insurance Group, Florida Peninsula Insurance Company, Frontline
Insurance
       Unlimited Company, Southern Oak Insurance Company and Progressive.
Please
       provide the criteria you used to identify these companies as your competitors.
Ratings, page 128

16. We note your risk factor disclosure on page 35 that you do not have a rating from AM
       Best Company. Revise your disclosure on page 96 to include a similar discussion.
 March 10, 2025
Page 4
Exclusive Forum, page 164

17. We note that your forum selection provision identifies the Court of Chancery of the
       State of Delaware as the exclusive forum for certain litigation, including any
          derivative action    Given that this provision applies to Securities
Act and Exchange
       Act claims, please revise this provision, similar to your discussion on page 55, to state that there is uncertainty as to whether a court would enforce such a provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Change in Independent Auditor, page 185

18. Please tell us if you consulted with Thomas Howell Ferguson P.A. on any matters described in Items 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K prior to engaging the accountant in 2024. Please revise your disclosures as necessary. Please ensure your letter to Thomas Howell Ferguson P.A. required by Item 304(a)(3) of Regulation
       S-K includes any revised disclosure.
Investments
Fixed Maturity Securities, page F-11

19.    We note your disclosure that,    If these criteria are not met, the
security is not deemed
       to have a zero expected credit loss upon default, or the severity of the decline in fair value is greater than or equal to 80%, the Company will evaluate whether any
       impairment is attributable to credit-related factors.    Please tell us
how the criteria
       related to the 80% severity is relevant, applied to your investments, and consistent with ASC 326 considering that it appears that all securities would be subject to credit-
       related factors or impairment recognized in earnings absent this criteria. Please revise your disclosures as necessary.
Reinsurance, page F-14

20. Noting that reinsurance recoverables totaled $325 million at December 31, 2023, please revise to clarify why you believe the amount of exposure to reinsurance recoverables is not material.
Note 3. Variable Interest Entity, page F-20

21. We note disclosure that appears to indicate that Catstyle is owned by Artex but also that AIIG is the sole shareholder. Please tell us how you determined that Catstyle was owned by Artex considering that AIIG is the sole shareholder. Please revise your disclosure as necessary.
22.    Please revise to disclose the information required by ASC
810-10-50-3.bb.
Note 10. Regulatory Requirements and Restrictions, page F-32

23. Please revise to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the
insurance entity   s
       statutory capital and surplus. Refer to ASC 944-505-50-1 for guidance.
24. Please revise to disclose the amount of retained earnings that is not available for payment of dividends. Refer to ASC 944-505-50-1 for guidance.
 March 10, 2025
Page 5

Note 12. Members' Equity and Temporary Members' Equity, page F-34

25. Please tell us why Class B and C units appear to be measured at $0 in the December
       31, 2023 balance sheet. Please revise your disclosure as necessary.
Note 16. Income Taxes, page F-36

26.    Please tell us where the impact of income related to partnerships and
other    pass-
       through entities    not subject to income tax is presented in the
effective income tax rate
       reconciliation on page F-37. Please revise your disclosure as necessary. Please contact Michael Volley at 202-551-3437 or Amit Pande at
202-551-3423 if
you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-
3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Matthew L. Fry, Esq.